AGREEMENT
TO WAIVE FEES AND REIMBURSE EXPENSES

THIS AGREEMENT is made this 15th day of November 2011, between Ariel Investments, LLC, a Delaware limited liability company (the “Adviser/Manager”), and Ariel Investment Trust, a Massachusetts business trust (the “Trust”).

RECITALS:

WHEREAS, the Trust is a registered open-end management investment company with multiple authorized series;

WHEREAS, the Adviser/Manager serves as the investment adviser for the Trust; and

WHEREAS, both the Adviser/Manager and the Trust agree it is important that the actual expenses of Ariel International Equity Fund’s Investor Class and Institutional Class and Ariel Global Equity Fund’s Investor Class and Institutional Class not exceed a specified percentage of the net assets on an annual basis.

NOW, THEREFORE, the parties hereby agree as follows:

1.
Expense Caps.  Adviser/Manager agrees to waive fees and reimburse the expenses of Ariel International Equity Fund and Ariel Global Equity Fund to the extent it is necessary to ensure that the actual expense incurred by the Funds, after recognizing the benefits of custody or other credits, fee waivers, and expense reimbursements, not exceed 1.40% of net assets of the respective Fund’s Investor Class and not exceed 1.15% of net assets of the respective Fund’s Institutional Class on an annual basis.

2.
Duration of Agreement.  This Agreement shall be effective for an initial period beginning on the date stated above and ending on September 30, 2015.  This Agreement shall automatically renew for additional one-year periods if not terminated, in writing, by either party before September 30th of each year.

IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.

ARIEL INVESTMENTS, LLC

By: /s/ Mellody Hobson
Name: Mellody Hobson
Its: President

ARIEL INVESTMENT TRUST

By: /s/ Anita Zagrodnik
Name: Anita Zagrodnik
Its: Vice President, Treasurer, and Secretary